Exhibit 12.01
Portola Packaging, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(in thousands, except ratios)
For the years ended August 31, 2006, 2005, 2004, 2003 and 2002

	Year ended August 31,
	2006	2005	2004	2003	2002
Fixed Charges:

Interest expense	$17,101	$16,439	$15,843	$12,544	$13,251
Debt issuance costs	1,614	1,609	2,545	777	756
Rent expense	4,058	4,436	4,469	3,377	3,443
Total fixed costs	22,773	22,484	22,857	16,698	17,450
Add: Capitalized interest	—	—	176	—	—

Net fixed charges	22,773	22,484	23,033	16,698	17,450

Earnings:
Net income (loss)	(28,766)	(11,553)	(20,791)	(1,819)	4,436
Income tax provision	3,523	3,729	1,193	2,071	2,242
Net fixed charges	22,773	22,484	23,033	16,698	17,450

Total pre-tax earnings less fixed charges	(2,470)	14,660	3,435	16,950	23,928

Ratio of pre-tax earnings to fixed charges (1)	(0.11)	0.65	0.15	1.02	1.37

(1)	The amounts of the deficiency in pre-tax earnings available to cover fixed charges from a ratio of 1.0x (in thousands) are $25,243, $7,824 and $19,598 for the years ended August 31, 2006, 2005 and 2004.